

OFFERING MEMORANDUM

facilitated by



Flying Leap Vineyards, Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Flying Leap Vineyards, Inc.
State of Organization	AZ
Date of Formation	11/17/2010
Entity Type	Corporation
Street Address	7312 E 45th St, Tucson AZ, 85370
Website Address	flyingleapvineyards.com

(B) Directors and Officers of the Company

Key Person		Mark Beres
Position with the Company		
	Title	President & CEO
	First Year	2010
Other business experience (last three years)		• Principal Engineer (Raytheon Missiles & Defense, Nov. 2006 to the Present) - turbine engine design, test and integration

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Mark Beres	100%

(D) The Company's Business and Business Plan

The Team

Mark Beres, President & CEO

Mark Beres is the President, Chief Executive Officer & co-founder of Flying Leap, a southern-Arizona vineyard, winery, distillery and distribution company headquartered in Tucson. The company operates four grape vineyards in southern and southeastern Arizona and has been farming grapes in Arizona since 2011. A native of Washington State, Mark grew up in Walla Walla, one of Washington's most exclusive winegrowing regions – his formative years spent steeped in agriculture and ranching. He has several years of successful large-scale commercial viticulture experience, including all aspects of vineyard development, operations and harvesting. Mark is a 1991 graduate of the United States Air Force Academy with a degree in Aerospace Engineering and served our nation as a pilot, with more than 3,800 hours flying a diverse array of aircraft in multiple roles. He graduated from the US Naval Test Pilot School and finished out his career as a developmental test pilot. Mark retired from military service in 2006 and moved to Arizona, where he worked for Raytheon doing both air breathing engine design, development and testing work for multiple programs across Raytheon's missile portfolio. A highly successful entrepreneur, Mark leads Flying Leap's core teams – agriculture, production, sales & marketing, and investor relations.

J. Michael Talarek, Executive Vice President

Mike is hails from the state of Michigan. At Flying Leap, he focuses on enhancing the customer's experience. Mike has multiple degrees from the University of Michigan, including an Masters in Business. His experience is a balance between the necessary agility to bring products to market quickly and leveraging corporate best practices to effectively scale and sustain the company's growth. Mike is helping FLV achieve success with our Phase 2 Business Expansion Plan, as well as many projects across the company, including expanding our Arizona Rub barbecue products. Mike is skilled at process optimization, and he is an invaluable resource for organizing the company's diverse workflows for efficiency.

The Competition

Flying Leap is unique in the Arizona farm winery & craft distillery industry primarily in the degree of vertical integration the company has achieved, providing the company with a much broader portfolio than its competitors and scaled production with lower cost structure. These are Flying Leap's most lucrative competitive advantages. The company also is competitive in the wholesale market, having grown from zero to a broad portfolio of over 300 accounts in the state of Arizona using a stand-alone self-distribution model, company brand reps and a statewide product delivery network. The business's broad balance of cash flows provides critical diversification, which is an important element of the company's ongoing success and meteoric growth in the Arizona wine and spirits markets.

- Arizona's winery and distillery industries are small by national standards, with just 125 farm winery and 29 craft distillery licensees statewide.

- In retail, Flying Leap competes in a concentration of farm wineries in the Sonoita/Elgin wine region, comprising approximately 20 farm winery licensees and about 13 tasting rooms. The cluster effect of a winery locale & destination fosters mutual marketing synergies that benefit all.
- In wholesale, Flying Leap is the only Arizona farm winery and craft distillery with a substantial, commercial-scale self-distribution program established. This includes brand representation, logistics and marketing.
- In agricutlure, Flying Leap's vineyards are among the state's largest production base, providing the company with ample fruit supply to feed its own production needs and provide for a surplus to sell to other wineries. Flying Leap's vineyards also produce the state's most valuable total crop load, with a diverse downstream production chain including wines, bulk fruit, and distilled spirits.
- In production, Flying Leap is able to convert its harvests into both wine and distilled spirits, which allows Flying Leap more flexibility in the use of its harvest. Ultimately, the ability to distill a portion of our harvest increases the value of the harvest and maximizes the value per pound of harvested grapes.
- In production, Flying Leap has one of the state's most (if not the most) robust, comprehensive and optimal wine and spirits production facilities

Our Story

Flying Leap was founded as an Arizona farming company, originally envisioned as a wine grape grower in southeastern Arizona with a mission to supply quality wine grapes to the nascent Arizona wine industry. The company expanded into wine production in 2013 and distillation of spirits in 2016. A wholesale program was started in 2018, and in 2021-2022 the company began a substantial production expansion phase to sustain growth in its regional wholesale program.

- Winemaking begins in 2011, originally from fruit purchased from California growers and produced by way of custom-crush with a neighboring winery. Fruit from the company's Arizona vineyards was first harvested and vinified on-site in 2013.
- Retail sales commence in 2013 with the purchase of the Canelo Hills winery estate
- Distillation envisioned in 2013 as a way of managing variable grape harvests
- Distillery completed in 2016, distillation begins that Fall
- Third Arizona vineyard planted in 2016 - "Block3" containing Ugni Blanc & Cabernet Sauvignon
- Production & cellaring expansion begins in 2021
- Full vertical integration - farming/production/cellaring/retail/wholesale achieved, with rolling stock of aged wines and spirits released to market

Intended Use of Funds

Funds obtained from Mainvest investors will be used to purchase an automated bottling line at our winery (equipment purchase), add an extension onto our winery to accommodate it and pay for utility enhancements (plumbing, electrical & mechanical) required to operate the new line.

- Straight congifuration automated bottline line will increase the amount of wine we can bottle in a given work period - put simply, automation allows us to bottle wine faster and with less labor;
- Current bottling line can bottle 450 cases of wine (unlableled) in an 8-hr day and requires 40-60 man-hrs of labor. Affixing labels during these manual bottling operations reduces daily throughput by 50%. The new bottling line is fully-automated, allowing for bottling 1,000 cases of wine in an 8-hr day using just 20 man-hrs of labor;

Our Mission

Flying Leap grows an array of wine grapes on our ranches in southern & southeastern Arizona, and we produce a broad portfolio of ultra premium wines and distilled craft spirits from our harvests.

- Quality Always, Without Compromise
- Innovation, Creativity Abound
- Competitive Advantage, Always
- Good Stewards of the Land, Air & Water
- Provide good jobs & benefits to our people, promote an ethical culture
- Truth, Unucompromising in Labeling, Packaging and Production Openness
- Patience, Proper Aging - Quality Before Profits

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	December 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section

(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Acquire automated bottling line	$43,513	$43,513
Expand winery facility to accomodate bottling line	$0	$45,693
Architecture & Design Fees	$16,250	$16,250
Plumbing & Electrical Work	$10,174	$10,174
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.0%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	0.6%
$87,250	0.7%
$99,500	0.8%
$111,750	0.9%
$124,000	1.0%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Flying Leap VIneyards, Inc.
Number of Shares Outstanding	1,982
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Shares have been purchased by individual investors apart from the Mainvest platform and capitalization model

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Mark Beres	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
First Interstate Bank	$3,764,122	4.17%	08/01/2051	USDA Secured
First Interstate Bank	$45,940	5.5%	05/01/2023	Line of Credit
Ally Bank	$5,075	7.14%	02/01/2023	Delivery Van/17 Tran.
Ford Credit	$8,360	7.99%	10/12/2023	Delivery Van/18 Tran. Connect
Ford Credit	$23,055	2.90%	02/21/2026	Delivery Van/21 Tran. Connect
EIDL	$499,900	3.75%	04/01/2050	First Round EIDL Financing
EIDL	$487,500	3.75%	03/01/2052	Second Round EIDL Financing

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Flying Leap Vineyards & Distillery has been operating farming operations since April 2011, retail DTC ("Direct-to-Consumer") since February 2013, and wholesale sales of wine and distilled spirits since October 2018. In this time, we've achieved the following important milestones:

- Opened five (5) Arizona retail locations. We have tasting rooms in Elgin (2), Tucson, Tubac and Prescott

- Achieved revenue of $1.2 million in 2018, which then grew to $2.3 in 2021.

- Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

- Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,826,103	$3,960,000	$4,237,200	$4,449,060	$4,582,531
Cost of Goods Sold	$769,247	$1,320,000	$1,412,400	$1,483,020	$1,527,510
Gross Profit	$2,056,856	$2,640,000	$2,824,800	$2,966,040	$3,055,021
EXPENSES					
Rent	$118,655	$121,621	$124,661	$127,777	$130,971
Salaries and wages	$647,538	$907,345	$970,859	$1,019,401	$1,049,982
Management Compensation	$132,731	$185,985	$199,003	$208,953	$215,221
Taxes & Licenses	$118,655	$121,621	$124,661	$127,777	$130,971
Advertising	$55,047	$56,423	$57,833	$59,278	$60,759
Repairs & Maintenance	$43,816	$44,911	$46,033	$47,183	$48,362
Interest	$164,884	$164,884	$164,884	$164,884	$164,884
Depreciation	$312,424	$312,424	$312,424	$312,424	$312,424
Event Expenses	$14,186	$14,540	$14,903	$15,275	$15,656
Tasting Room Supplies	$10,498	$14,710	$15,739	$16,525	$17,020
Education and Training	$14,415	$14,775	$15,144	$15,522	$15,910
Office Supplies	$25,562	$26,201	$26,856	$27,527	$28,215
Auto and Truck Expense	$7,242	$7,423	$7,608	$7,798	$7,992

Health Insurance	$9,364	$9,598	$9,837	$10,082	$10,334
Sales Tax	$106,790	$149,636	$160,110	$168,115	$173,158
Fuel	$15,115	$15,492	$15,879	$16,275	$16,681
Business Insurance	$16,614	$17,029	$17,454	$17,890	$18,337
Worker's Comp Insurance	$50,215	$51,470	$52,756	$54,074	$55,425
Tools and Equipment	$15,175	$15,175	$15,175	$15,175	$15,175
Travel	$8,921	$8,921	$8,921	$8,921	$8,921
Legal and Professional Services	$17,610	$18,050	$18,501	$18,963	$19,437
Equipment rental/lease	$13,884	$13,884	$13,884	$13,884	$13,884
Utilities	$18,547	$18,547	$18,547	$18,547	$18,547
Operating Profit	$118,968	$329,335	$413,128	$473,790	$506,755

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$5,662,592.00	$5,243,587.00
Cash & Cash Equivalents	$363,387.00	$233,065.00
Accounts Receivable	$113,949.00	$18,136.00
Short-term Debt	$0	$0
Long-term Debt	$4,176,697.00	$3,326,940.00
Revenues/Sales	$2,147,660.00	$1,658,902.00
Cost of Goods Sold	$699,316.00	$365,869.00
Taxes Paid	$0	$0
Net Income	$-547,039.00	$-356,227.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V